Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Biodesix, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-249805) on Form S-8 of Biodesix, Inc. of our report dated March 16, 2021, with respect to the balance sheets of Biodesix, Inc. as of December 31, 2020 and 2019, the related statements of operations, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Biodesix, Inc.

/s/ KPMG LLP

Denver, Colorado
March 16, 2021